

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au



15 April 2010

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.


SEC MAIL
RECEIVED
PROCESSING
APR 22 2010
WASH., D.C.
193
SECTION



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

START UP OF MATARIKI 3D SEISMIC SURVEY

Cue Energy Resources Ltd is pleased to advise that acquisition of the Matariki 3D Seismic Survey has commenced in permit PEP 51313 in the offshore Taranaki Basin of New Zealand (map attached).

The survey is being acquired with the Reflect Geophysical vessel M/V Reflect Resolution and will comprise 204 square kilometres of 3D data and approximately 80 kilometres of 2D lines. A map of the survey area is attached. The survey acquisition is anticipated to take approximately three weeks subject to weather conditions.

Participants in PEP 51313 are:

Cue Taranaki Pty Ltd	20%
Todd Exploration Limited	50% *(Operator)*
Horizon Oil (New Zealand) Limited	30%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

15 April 2010

Map of Taranaki Basin – New Zealand


New Zealand
N
Kiwa-1
Hector-1
Hine
Pukeko-1
Pukeko
PMP 38160
Maari
Maari-1
Maari-2
MaariDev
Moki-1
Moki-2
Te Whatu-2
Paikea
Te Whatu
Manaia
Paua
Matariki Strat-Play
Matariki
Rehua
North Tasman -1
PEP51313
Puanga
Puanga-iti
Takurua
Tasman-1
Fresne-1
Scale 10km
Legend
Cue Permit
Maari 3D
Matariki 3D
Oil Fields
Prospects
Leads
Wells
2D Lines


MEOAustralia
energy for the future

MEO Australia Limited
ABN 43 066 447 952

Level 17
500 Collins Street
Melbourne Victoria 3000 Australia

Tel: (+61 3) 9614 0430
Fax: (+61 3) 9614 0660
Email: admin@meoaustralia.com.au
Website: www.meoaustralia.com.au

ASX & Media Release

MEO Executes binding farm-in agreement with Petrobras International Braspetro BV

Key Points:

- **MEO executes binding farm-in agreement for Exploration Permit WA-360-P with Petrobras International Braspetro BV, a subsidiary of Petrobras, Brazil's National Oil Company**
- **MEO to be free carried for up to three wells and receive a cash consideration/bonus**
- **Farm-in is subject to Australian regulatory approvals including Foreign Investment Review Board**

MELBOURNE, AUSTRALIA (**April 14th, 2010**) MEO Australia Limited (ASX: **MEO**) and Petrobras International Braspetro BV - a subsidiary of Petrobras, Brazil's National Oil Company - have executed a binding farm-in agreement for the WA-360-P Exploration Permit in the Carnarvon Basin, offshore Western Australia.

Key terms of the farm-in agreement include:

- Petrobras to earn 50% equity in WA-360-P by funding 100% of the first well to a cap of US$41m (MEO retains 20% interest)
- Upon receipt of all regulatory and Australian Government approvals, including Foreign Investment Review Board approval, Petrobras will pay MEO a cash bonus of US$31.5 million and reimburse MEO's share of the past costs of approximately US$7.5 million
- In the event of a successful discovery, Petrobras will carry MEO's share of the cost to drill and test two follow up wells in the Permit to a cap of US$62 million per well, together with payment of an additional US$31.5m cash bonus in January 2011
- MEO to remain Operator until the completion of the first well after which Petrobras has the option to assume Operatorship

The farm-in represents Petrobras's initial entry into the Australian petroleum industry and is subject to receipt of relevant Australian regulatory and Governmental approvals including Foreign Investment Review Board approval. Applications seeking these approvals are in preparation.

MEO has secured an option over a drilling rig to drill the first well, Artemis-1, in late 2010. The Artemis prospect is estimated to contain mean prospective resources of approximately 12 Tcf proximal to established and planned LNG processing infrastructure.

WA-360-P Participants	**Equity**
Petrobras International Braspetro BV (a subsidiary of Petrobras)	50%*
North West Shelf Exploration Pty Ltd (MEO subsidiary)	20%*
Cue Energy Resources Limited (ASX: **CUE**)	15%
Rankin Trend Pty Ltd a wholly owned subsidiary of Moby Oil & Gas (ASX: **MOG**)	15%

** Following receipt of Australian regulatory approvals including Foreign Investment Review Board of equity transfer*

Jürgen Hendrich
Managing Director & Chief Executive Officer

About Petrobras - Petrobras is an integrated international energy company present in 28 countries with strong presence in West Africa, Gulf of Mexico and Latin America. The Company is known as one of the global leaders in exploration and production offshore, chiefly in deep and ultra deep water environments. Petrobras has proven reserves of almost 15 billion oil-equivalent barrels and daily production of around 2.5 million oil-equivalent barrels. For more information please refer to www.petrobras.com

About MEO - MEO has interests in Australia's two established LNG export provinces, the Carnarvon Basin (exploration) and the Bonaparte Basin (appraisal and development). In the Carnarvon Basin MEO operates the WA-360-P (20%) and WA-361-P (35%) permits. In the Bonaparte Basin MEO operates the NT/P68 permit (100%) containing two gas discoveries. MEO has secured environmental approvals for two 1.75 Mtpa methanol plants and a single 3 Mtpa LNG plant on Tassie Shoal, an area of shallow water in the Timor Sea proximal to several undeveloped gas fields. For more information please refer to www.meoaustralia.com.au